Filed by: Fortive Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fortive Corporation

Commission File No.: 001-37654

FORTIVE COMMENCES SPLIT-OFF EXCHANGE OFFER FOR ITS

AUTOMATION AND SPECIALTY BUSINESS

IN CONNECTION WITH ALTRA TRANSACTION

Category: Acquisitions / Divestitures, Corporate News

Tuesday, August 28, 2018 5:05 am PDT

EVERETT, Wash.

NYSE: FTV

NASDAQ: AIMC

EVERETT, Wash.--(BUSINESS WIRE)--Fortive Corporation (NYSE: FTV) (“Fortive”) announced today that it has commenced an exchange offer related to the split-off of its Automation & Specialty platform (excluding Fortive’s Hengstler and Dynapar businesses) (the “A&S Business”). The split-off transaction is in connection with the previously announced combination of Fortive’s A&S Business with Altra Industrial Motion Corp. (NASDAQ: AIMC) (“Altra”).

Key elements of the exchange offer:

•

Fortive stockholders have the option to exchange some, all or none of their shares of Fortive common stock for shares of common stock of Stevens Holding Company, Inc. (“Newco”), a Fortive subsidiary formed to hold the A&S Business, subject to proration as described below. In the combination, shares of Newco common stock will convert automatically into the right to receive shares of Altra common stock.

•	Tendering Fortive stockholders are expected to receive approximately $108.70 of Altra common stock for every $100 of Fortive common stock tendered, subject to the upper limit described below.

•

Fortive will determine the prices at which shares of Fortive common stock and shares of Newco common stock (and ultimately shares of Altra common stock) will be exchanged by reference to the simple arithmetic average of the daily volume-weighted average prices of Fortive common stock and Altra common stock, respectively, on the New York Stock Exchange and the NASDAQ Global Market on each of the last full three trading days ending on and including the third trading day preceding the expiration date of the exchange offer period.

•

Fortive expects to issue 35,000,000 shares of Newco common stock in the exchange offer. The number of shares of Fortive common stock that will be accepted in the exchange offer will depend on the final exchange ratio and the number of shares of Fortive common stock tendered.

•	The exchange offer and withdrawal rights are scheduled to expire at 8:00 a.m., New York City time, on September 26, 2018, unless the exchange offer is extended or terminated.

The exchange offer is designed to permit Fortive stockholders to exchange all or a portion of their shares of Fortive common stock for shares of Newco common stock (which will convert into shares of Altra common stock) at a discount of 8 percent to the per-share value of Altra common stock, subject to an upper limit of 2.3203 shares of Newco common stock for each share of Fortive common stock tendered in the exchange offer.

The aggregate number of shares of Altra common stock issued in the combination is expected to result in holders of shares of Newco common stock before the combination and Newco employees collectively owning approximately 54 percent of the issued and outstanding shares of Altra common stock on a fully diluted basis immediately after the combination.

The final exchange ratio used to determine the number of shares of Newco common stock that Fortive stockholders participating in the exchange offer will receive for each share of Fortive common stock accepted for exchange will be announced by press release no later than 9:00 a.m., New York City time, on September 24, 2018, the second to last full trading day prior to the expiration date (unless the exchange offer is terminated or extended). Fortive will also announce whether the upper limit on the number of shares that can be received for each share of Fortive common stock tendered will be in effect, through http://investors.fortive.com/altra and by press release, no later than 9:00 a.m., New York City time, on September 24, 2018, the second to last full trading day prior to the expiration date (unless the exchange offer is terminated or extended).

The exchange offer will expire at 8:00 a.m., New York City time, on September 26, 2018, unless terminated or extended, and the closing of the merger of the Altra subsidiary with and into Newco is expected to occur promptly after expiration of the exchange offer. The transactions are subject to customary closing conditions, including Altra stockholder approval and Fortive receiving and Altra receiving an opinion of counsel regarding certain tax matters. Altra has scheduled a special meeting of stockholders to be held on September 4, 2018 to approve the issuance of Altra common stock in the transaction. As a result of the exchange offer, the number of outstanding shares of Fortive common stock will be reduced.

The exchange offer will be subject to proration if the exchange offer is oversubscribed, and the number of shares accepted in the exchange offer may be fewer than the number of shares tendered.

If the exchange offer is consummated but not fully subscribed, then the remaining shares of Newco common stock owned by Fortive will be distributed on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after the consummation of the exchange offer.

ABOUT FORTIVE

Fortive is a diversified industrial growth company comprised of Professional Instrumentation and Industrial Technologies businesses that are recognized leaders in attractive markets. With 2017 revenues of $6.7 billion, Fortive’s well-known brands hold leading positions in field instrumentation, transportation, sensing, product realization, automation and specialty, and franchise distribution. Fortive is headquartered in Everett, Washington and employs a team of more than 26,000 research and development, manufacturing, sales, distribution, service and administrative employees in more than 50 countries around the world. With a culture rooted in continuous improvement, the core of Fortive’s operating model is the Fortive Business System. For more information please visit: www.fortive.com.

ABOUT ALTRA

Altra, through its subsidiaries, is a leading global designer, producer and marketer of a wide range of electromechanical power transmission and motion-control products. Altra brings together strong brands covering over 42 product lines with production facilities in twelve countries. Altra’s leading brands include Ameridrives Couplings, Bauer Gear Motor, Bibby Turboflex, Boston Gear, Delroyd Worm Gear, Formsprag Clutch, Guardian Couplings, Huco, Industrial Clutch, Inertia Dynamics, Kilian Manufacturing, Lamiflex Couplings, Marland Clutch, Matrix, Nuttall Gear, Stieber Clutch, Stromag, Svendborg Brakes, TB Wood’s, Twiflex, Warner Electric, Warner Linear, and Wichita Clutch.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the exchange offer related to the split-off of the A&S Business and the combination of such business with Altra (the “Transaction”), the anticipated timing and terms of the Transaction and any other statements regarding events or developments that Fortive believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Fortive and Altra to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain Altra stockholder approval and the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Fortive’s business, and the risk of deterioration of or instability in the business performance of the A&S Business or Altra, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Fortive’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this release and Fortive assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Altra, Fortive’s A&S Business or Fortive. In connection with the Transaction, Stevens Holding Company, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Fortive, and Altra has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. Altra has also filed a definitive proxy statement which has been sent to the Altra stockholders in connection with their vote required in connection with the Transaction. Investors and security holders are urged to read the registration statements, the prospectus, the proxy statement and any other relevant documents, because they contain important information about Altra, the A&S Business of Fortive and the Transaction. The registration statements, the prospectus, the proxy statement and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Fortive upon written request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005, or by calling (800) 515-4479 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite Street, Suite 201, Braintree, MA 02184 or by calling (781) 917-0541.

TENDER OFFER DOCUMENTS

On August 28, 2018, Fortive filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the A&S Business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement because it contains important information about the Transaction. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Fortive with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Fortive by directing a request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005 or by calling (800) 515-4479.

PARTICIPANTS IN THE SOLICITATION

Altra, Fortive, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Altra stockholders in respect of the Transaction under the rules of the SEC. Information regarding Altra’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and in its definitive proxy statement filed with the SEC on August 6, 2018, in connection with the Transaction. Information regarding Fortive’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 28, 2018, and in its definitive proxy statement filed with the SEC on April 16, 2018, in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the registration statements, the prospectus, the proxy statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

CONTACT:

Fortive Corporation

Lisa Curran

Vice President, Investor Relations

Telephone: (425) 446-5000

6920 Seaway Boulevard

Everett, WA 98203

D.F. King & Co. Inc..

Telephone: (800) 515-4479

38 Wall Street

New York, NY 10005